MYEZSMOKES, INC.
11839 Sorrento Valley Road
Suite 39-C1
San Diego, CA 92121

August 12, 2013

Securities and Exchange Commission
Attn: Tom Jones
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561

> Re: MyEZSmokes, Inc.
> Form 1-A
> File No. 24-10336

MyEZSmokes, Inc. (the "Company") requests that the qualification date of the above captioned Registration Statement be accelerated to August 14, 2013, 3:00 p.m. Eastern time, or as soon as practicable thereafter.

The Company understands that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

Daniel Balsiger, President